SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35042

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Nielsen Company Savings Plan

Plan Number: 003

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nielsen Holdings N.V.

85 Broad Street

New York, New York 10004

THE NIELSEN COMPANY SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

SUPPLEMENTAL SCHEDULE:

Schedule H Part IV Line (i) of IRS Form 5500 - Schedule of Assets (Held at End of Year) December 31, 2012	17

SIGNATURES	18

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm	1

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Administrative Committee of

TNC (U.S.) Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of The Nielsen Company Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WeiserMazars LLP

New York, NY

June 27, 2013

THE NIELSEN COMPANY SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets

Investments at fair value:
Cash	$61,237	$48,642
Nielsen stock fund	28,568	18,488
Registered investment companies	12,748,681	12,453,862
Common/ collective trusts	8,110,626	7,414,467

	20,949,112	19,935,459

Receivables:
Notes receivable from participants	545,512	476,349
Employee contributions receivable	60,514	57,227
Employer matching contributions receivable	19,403	18,877

	625,429	552,453

Net assets available for benefits at fair value	21,574,541	20,487,912

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(146,364)	(146,881)

Net assets available for benefits	$21,428,177	$20,341,031

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to
Contributions:
Participants’ compensation reduction	$1,182,708	$1,171,951
Employer matching and discretionary	351,111	353,818
Participants’ rollover accounts	9,917	7,816

Total contributions	1,543,736	1,533,585

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	1,525,513	(662,300)
Interest and dividends on investments	621,909	489,305
Interest on participant loans	18,968	19,523

Net investment income (loss)	2,166,390	(153,472)

Total additions	3,710,126	1,380,113

Deductions from net assets attributed to
Distributions to terminated or retired plan participants and to authorized rollover accounts from the Plan	3,072,467	3,381,090
Administrative fees and expenses	8,312	8,366

Total deductions	3,080,779	3,389,456

Increase (decrease) in net assets available for benefits	629,347	(2,009,343)

Transfers of assets into (out of) the Plan, net	457,799	(976,542)

Net assets available for benefits
Beginning of the year	20,341,031	23,326,916

End of the year	$21,428,177	$20,341,031

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.	Plan Description

The following description of The Nielsen Company Savings Plan (the “Plan”) provides only general information. A more complete description of the Plan, including eligibility requirements and vesting provisions, is contained in the Plan document.

General

The Plan is a retirement savings plan which covers all eligible hourly employees of TNC (U.S.) Holdings, Inc. and its subsidiaries and affiliates (collectively, the “Company” or “Nielsen”). The Plan provides deferred compensation benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was originally established on January 1, 2006 and has been amended and restated to conform the Plan’s provisions to those required by subsequent revisions to ERISA statutes and to the provisions of the plans for other Nielsen subsidiaries, which were merged into the Plan.

The Company is also the sponsor of The Nielsen Company 401(k) Savings Plan (the “401(k) Plan”), a defined contribution plan established for salaried employees. When a participant’s employment status changes from hourly paid to salaried, such participant will remain in the Plan for the balance of the Plan year. If the participant’s status does not change again before the end of the Plan year, the participant’s participation in the Plan will end and will begin in the 401(k) Plan on the first of January immediately following the change in status (see Note 9).

Fidelity Management Trust Company (the “Trustee”) manages several separate investment funds (the “Trust”) on behalf of the Plan. The Trustee has been granted custodial authority over the Trust, and serves as an independent investment advisor and has been appointed to work with the Retirement Plan Administrative Committee (the “Committee”) to determine which investment options are offered to participants. The Committee is responsible for the administration of the Plan. Each participant’s account is invested in the investment funds in the proportion directed by the participant for both employer and employee contributions.

Effective October 4, 2011, participants were allowed to invest in the Nielsen Stock Fund, an investment fund that exclusively invests in the common stock of Nielsen Holdings N.V., the ultimate parent of the Company.

Eligibility

As described in the Plan document, full-time hourly employees can participate in the Plan on the date of their employment. Part-time hourly employees are eligible to participate upon completion of one year of service in which the employee earns at least 1,000 hours. A part-time employee who fails to earn 1,000 hours during the first 12 months of employment will become eligible to participate on January 1 following the first calendar year in which an employee works 1,000 hours.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Contributions

The Plan provides for contributions made by eligible employees and by the Company. The Plan allows for the following types of contributions:

•	Compensation reduction (before tax and after tax)

•	Catch-up contributions

•	Rollover contributions

•	Roth contributions (after tax)

•	Employer matching contributions

•	Employer discretionary contributions

•	Employer profit sharing contributions

•	Qualified employer profit sharing contributions

The compensation reduction contribution is a contribution of 1% to 50% of an employee’s eligible compensation, subject to certain IRS limitations made to a participant’s account through payroll withholdings as elected by the employee. Employee contributions may be further limited as a result of various tests, required under ERISA, including those related to highly compensated employees. The maximum dollar limit for the compensation reduction contribution was $17,000 and $16,500 for the years ended December 31, 2012 and 2011, respectively.

Participants who are at least 50 years of age are eligible to make a catch-up contribution if the participant contributes at least 6% of eligible compensation and the statutory maximum before tax compensation reduction contribution. Catch-up contributions are limited by statute to $5,500 for both 2012 and 2011. Employees may also make rollover contributions of vested benefits from other defined contribution plans.

The employer matching contributions are equal to 50% of a participant’s before tax compensation reduction contribution, up to a maximum of 6% of the participant’s eligible compensation.

The employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all employees regardless of whether the employee elected to make voluntary compensation reduction contributions to the Plan. These contributions are allocated to each employee’s account in the same proportion that each employee’s eligible compensation, as limited by the Internal Revenue Code ($250,000 and $245,000 for 2012 and 2011, respectively) bears to the total compensation of all employees who qualify. The Trustee opened eligible accounts for those qualifying employees who have elected not to make voluntary compensation reduction contributions to the Plan. An employee who is not a participant becomes partially or fully vested in his account in the same manner as in the vesting requirements described in Note 1. The Company did not make any employer profit sharing contribution in 2012 or 2011.

The qualified employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all non-highly compensated employees regardless of whether or not the non-highly compensated employee elected to make voluntary compensation reduction contributions to the Plan.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

These contributions are allocated to each non-highly compensated employee’s account in the same proportion that each non-highly compensated employee’s eligible compensation bears to the total eligible compensation of all non-highly compensated employees who qualify. The Trustee opened accounts for those non-highly compensated employees who have elected not to make voluntary compensation reduction contributions to the Plan. A non-highly compensated employee who is not a participant becomes fully vested in his account in the same manner as in the vesting requirements documented in Note 1. No qualified employer profit sharing contribution was made in 2012 or 2011.

Participant Accounts

Each participant’s account is credited with the participant’s compensation reduction contribution, catch-up contribution, Roth contribution, rollover contribution, employer matching contribution, employer discretionary contribution, an allocation of both employer profit sharing contribution and qualified employer profit sharing contribution, and Plan earnings, as defined in the Plan. The benefit to which a participant is entitled is that attributable to his or her vested balance.

Vesting

A participant is entitled to a 100% non-forfeitable interest in the value of his account attributable to compensation reduction contributions, catch-up contributions, rollovers, and qualified employer profit sharing contributions at all times, along with Plan earnings thereon.

A participant becomes fully vested in his account attributable to employer matching contributions, employer discretionary contributions, and employer profit sharing contributions, as follows:

Years of Service	Vesting Percentages

1	0%
2	0%
3	100%

Retirement

The normal retirement date is defined as the anniversary date nearest to the date the participant attains age 65. Early retirement is available at age 55. If a participant retires prior to the normal retirement date and has a vested account balance of greater than $5,000, the participant must submit a request in writing in order to receive a distribution prior to the normal retirement age.

Distribution of Benefits

Upon separation from service, a participant can request a withdrawal of the vested portion of the amount credited to his or her account. In the case of death or disability while employed, the participant is deemed to be 100% vested. If the participant is married, his or her spouse will automatically become the beneficiary, unless otherwise indicated by the participant. If the participant is single, his or her estate will automatically become the beneficiary, unless otherwise indicated by the participant.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

A lump sum distribution is the sole distribution option available under the Plan, except for certain grandfathered plan provisions from former plans related to Company acquisitions.

A participant who terminates employment with a vested balance greater than $5,000 may elect to receive a deferred lump sum distribution. As required by statute, no election may be made by a participant to postpone distribution beyond April 1st of the year following the year a participant reaches age 70 1/2.

If a participant terminates employment with a vested balance greater than $1,000 but less than $5,000, the participant may elect to receive a lump sum distribution or roll the distribution to a qualifying retirement account. However, if the participant fails to make an affirmative election, the participant’s vested balance will automatically roll over to an individual retirement account.

If a participant terminates employment with a vested balance of $1,000 or less, an automatic lump sum distribution will be made without the participant’s consent. However, the participant may elect to roll over the distribution to another qualifying retirement account.

Withdrawals

A withdrawal cannot be made from the pre-tax compensation reduction contribution account, the catch-up contribution account, the employer matching contribution account, the employer discretionary contribution account, the employer profit sharing contribution account, or the qualified employer profit sharing contribution account by a participant or beneficiary prior to separation from service, death, disability, attainment of age 59 1/2, termination of the plan without establishment of a successor plan or due to financial hardship. No withdrawal can be in excess of the vested employee and employer contributions in these accounts. Hardship withdrawals are subject to the approval of the Company. Partial or total withdrawals from employee rollover and after tax contribution accounts can be made at any time.

Forfeitures

Forfeitures apply to employer matching contribution accounts, employer discretionary contribution accounts, and employer profit sharing contribution accounts. All forfeitures can be utilized to reduce the employer matching, discretionary and profit sharing contribution or to defray the expenses of the Plan. Total forfeitures of $10,500 and $30,500 were used to reduce employer matching contributions for 2012 and 2011, respectively. At December 31, 2012 and 2011, the Plan’s forfeiture account balance was $21,114 and $4,752, respectively, which amounts were included in the statement of net assets available for benefits.

Rollovers

A participant may rollover all or part of his or her interest in another qualified 401(k) subject to the approval of the Trustee as the Plan’s representative. The participant will be 100% vested in this account and the rollover account will not be subject to forfeiture for any reason.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Notes Receivable from Participants

A participant may request a loan of up to 50% of his or her vested account balance, not to exceed $50,000. The note receivable shall bear interest at one percent (1%) over the prime rate as calculated by Reuters on the last business day of the month immediately preceding the date the loan is granted. The interest rate at the inception of the loan shall remain in effect for the duration of the loan. Interest on participant loans ranged from 4.25% to 9.25% at December 31, 2012 and 2011. Loans are repayable over a period not to exceed 60 months, except for mortgage loans for a primary residence, which may be for a period not to exceed the lesser of the remaining years to retirement or 30 years. Loans are collateralized by the participant’s vested account balance. Principal and interest are paid ratably through monthly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investment assets consist of an interest in a master trust, which are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by the Plan through a common collective trust fund are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable securities. Such securities are subject to various risks that determine the value of the fund. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

Payment of Benefits

Benefits are recorded when paid.

Administrative Fees and Expenses

Expenses of administering the Plan may be paid from either Plan forfeitures or by the Company. All expenses for the plan years ended December 31, 2012 and 2011 were paid by the Company except for loan administrative expenses and short-term trading fees which were paid from the individual’s Plan participant account.

Recent Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board issued an accounting update that amends Accounting Standards Codification Topic 820, “Fair Value Measurement” regarding fair value measurements and disclosure requirements. The amendments were effective for the Plan’s financial statements for the year ended December 31, 2012. The adoption of this update did not have a significant impact on the Plan’s financial statements.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

3.	Investments

The following is a summary of the investment information regarding the Plan as of December 31, 2012 and 2011, and for the years then ended, included in the Plan’s financial statements and supplemental schedule.

The investments and the investment results as of December 31, 2012 and 2011 and for the years then ended were:

	2012		2011
The Nielsen Company Master Trust	$20,802,748	(*)	$19,788,578 (*)

	2012		2011
Net appreciation / (depreciation) in fair value of investments
Nielsen stock fund	$1,375		$1,809
Registered investment companies	1,310,880		(702,901)
Common / collective trusts	213,258		38,792

Total net appreciation / (depreciation) in fair value of investments	$1,525,513		$(662,300)

Interest and dividend income	$621,909		$489,305

(*)	Represents 5% or more of total Plan assets.

4.	Fully Benefit-Responsive Investment Contracts

Common/collective trusts include Fidelity’s Managed Income Portfolio II Fund, one of the Plan’s investment options, that invests in fixed-income securities or bond funds and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. These investment contracts are fully benefit-responsive and are measured at contract value as described in Note 2. Contract value, as reported in the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investments at contract value. The fair value amounted to approximately $5.4 million and $6.0 million as of December 31, 2012 and 2011, respectively. The contract value amounted to approximately $5.2 million and $5.9 million as of December 31, 2012 and 2011, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. These events include premature termination of the contracts by the plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Plan administrator does not believe that the occurrence of any of these events, which would also limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield earned by the Plan was approximately 1.45% for 2012 and 1.57% for 2011. The average yield earned by the Plan based on the actual interest rates credited to participants was approximately 1.38% and 1.49% for the years ended December 31, 2012 and 2011, respectively.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

5.	The Nielsen Company Master Trust

On January 1, 2006, the Company established The Nielsen Company Master Trust (“Master Trust”) in order to hold and invest the assets of the Plan and the Savings Plan. The undivided interest of the Plan shall be adjusted (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment or other expense attributable solely to the Plan, and every other transaction relating only to the Plan; and (ii) for the Plan’s proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Master Trust or investment option as a whole.

Assets of the Master Trust were as follows as of the years ended December 31, 2012 and 2011:

	2012	2011
Assets
Cash, interest-bearing	$11,461,124	$10,305,793
Nielsen stock fund	1,493,746	608,513
Registered investment companies	623,946,563	597,380,677
Common/collective trusts	235,726,730	182,753,683

Total assets	$872,628,163	$791,048,666

Investment results of the Master Trust were as follows for the years ended December 31, 2012 and 2011:

Net appreciation / (depreciation) in fair value of investments
Nielsen stock fund	$96,115	$39,729
Registered investment companies	60,873,025	(33,581,409)
Common/collective trusts	8,612,498	1,370,789

Total net appreciation/ (depreciation) in fair value of investments	69,581,638	(32,170,891)
Interest and dividends	28,706,017	20,130,156
Administrative expenses	(63,559)	(66,138)
Net transfers out of the Master Trust	(16,644,599)	(21,562,946)

Increase / (decrease) in net assets of the Master Trust	$81,579,497	$(33,669,819)

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Allocations of the net assets of the Master Trust to the participating plans as of December 31, 2012 and 2011 are as follows:

	2012
	Amount		Percent

The Nielsen Company 401(k) Savings Plan	$851,825,415	(*)	97.6%
The Nielsen Company Savings Plan	20,802,748	(*)	2.4

	$872,628,163		100.0%

	2011
	Amount		Percent

The Nielsen Company 401(k) Savings Plan	$771,260,088	(*)	97.5%
The Nielsen Company Savings Plan	19,788,578	(*)	2.5

	$791,048,666		100.0%

(*)	at fair value with the exception of fully benefit-responsive investment contracts that were reported at contract value

6.	Fair Value Measurements

The Master Trust complies with the accounting standard which defines fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the input levels to measure fair value and expands financial statement disclosures. The three input levels of the fair value hierarchy are described as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets

•

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; model derived valuations whose inputs are observable.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Cash, interest-bearing: Valued at cost plus accrued interest which approximates fair value.

•	Nielsen stock fund: Valued at the quoted market price of Nielsen Holdings N.V. at the daily close of the New York Stock Exchange.

•	Registered investment companies: Valued at quoted prices in active markets based on net asset value of shares determined by the underlying securities held by the Master Trust at year-end.

•	Common/collective trusts: Valued at net asset value of the shares determined by the underlying securities held by the Master Trust at year-end.

Assets of the Master Trust at fair value measured on a recurring basis as of December 31, 2012 are as follows:

	Level 1	Level 2	Total

Cash, interest-bearing	$11,461,124	$—	$11,461,124
Nielsen stock fund	1,493,746	—	1,493,746
Registered investment companies
Fixed income	103,169,193	—	103,169,193
Balanced funds	57,008,986	—	57,008,986
U.S. large cap equity funds	153,244,844	—	153,244,844
U.S. mid cap equity funds	56,276,354	—	56,276,354
U.S. small cap equity funds	65,833,914	—	65,833,914
International equity funds	73,932,250	—	73,932,250
Specialty Funds	114,481,022	—	114,481,022
Common/collective trusts
Fixed income	—	120,734,437	120,734,437
U.S. large cap equity funds	—	118,266,575	118,266,575

Total assets measured at fair value	$636,901,433	$239,001,012	$875,902,445

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Assets of the Master Trust at fair value measured on a recurring basis as of December 31, 2011 are as follows:

	Level 1	Level 2	Total

Cash, interest-bearing	$10,305,793	$—	$10,305,793
Nielsen stock fund	608,513	—	608,513
Registered investment companies
Fixed income	91,864,325	—	91,864,325
Balanced funds	52,816,072	—	52,816,072
U.S. large cap equity funds	187,027,099	—	187,027,099
U.S. mid cap equity funds	50,501,921	—	50,501,921
U.S. small cap equity funds	62,162,338	—	62,162,338
International equity funds	65,045,571	—	65,045,571
Specialty funds	87,963,351	—	87,963,351
Common/collective trusts
Fixed income	—	125,988,042	125,988,042
U.S. large cap equity funds	—	59,826,731	59,826,731

Total assets measured at fair value	$608,294,983	$185,814,773	$794,109,756

The following summarizes the Master Trust’s Level 2 investments measured at fair value based on net asset value per share as of December 31, 2012 and 2011, respectively.

December 31, 2012	Fair Value	Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio II	$120,734,437	n/a	Daily	None for participants; 12 months for plan sponsor
Fidelity US Equity Index Commingled Pool	$118,266,575	n/a	Daily	None

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

December 31, 2011	Fair Value	Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio II	$125,988,042	n/a	Daily	None for participants; 12 months for plan sponsor
Fidelity US Equity Index Commingled Pool	$59,826,731	n/a	Daily	None

7.	Tax Status

On April 17, 2012, the Plan received a favorable determination from the Internal Revenue Service (the “IRS”) for all amendments made to the Plan as of December 20, 2010. Certain amendments were made in 2012 and 2011; however, the plan administrator believes that the Plan has been operated in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain position taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes they are no longer subject to tax examinations for years prior to 2009.

8.	Related Party Transactions

As discussed in Note 1, participants were allowed to invest in the Nielsen Stock Fund. As of December 31, 2012 and 2011, the Plan held 934 and 623 shares of the Nielsen Stock Fund, respectively. The Plan recorded an unrealized appreciation in fair value of $1,054 and realized gain of $312, and an unrealized appreciation in fair value of $812 for the years ended December 31, 2012 and 2011, respectively. These transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of registered investment companies managed by the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee for the plan years ended December 31, 2012 and 2011 were $4,525 and $4,156, respectively.

THE NIELSEN COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

9.	Transfer of Assets

The 401(k) Plan transferred net assets amounting to $457,799 to the Plan and the Plan transferred net assets amounting to $976,542 to the 401(k) Plan during the years ended December 31, 2012 and 2011, respectively.

10.	Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Presently, there is no intention on the part of the Company to terminate the Plan.

11.	Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of additions to net assets per the financial statements for the years ended December 31, 2012 and 2011 to Form 5500:

	2012	2011
Total additions to net assets per the financial statements:	$3,710,126	$1,380,113
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts:	(517)	79,292

Total income per Form 5500	$3,709,609	$1,459,405

12.	Subsequent Events

The Company has evaluated subsequent events through June 27, 2013, the date the financial statements were available for issuance.

SUPPLEMENTAL SCHEDULE

The Nielsen Company Savings Plan

Schedule H Part IV Line (i) of IRS Form 5500

Schedule of Assets (Held at End of Year)

December 31, 2012

EIN: 22-2145575

Plan #: 003

(a) Person Known to be a Party in Interest to the Plan (*)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(e) Current Value

*	The Nielsen Company Master Trust	Investment interest in the Master Trust	$20,920,544

**	Nielsen Stock Fund	Investment in Nielsen Holdings N.V.	28,568
	Participant loans	Interest rates at prime plus 1% (rates vary from 4.25%-9.25%) and loan duration varies from 12-60 months, except for mortgage loans which can have a maturity of up to 30 years	545,512

			$21,494,624

*	Certain investments are managed by Fidelity Management Trust Company, which is considered a party-in-interest to the Plan. The $20,920,544 includes fully benefit-responsive investment contracts reported at fair value.
**	Investment in Nielsen Holdings N.V., the ultimate parent of TNC (U.S.) Holdings, Inc., the sponsor of the Plan, which is included in the Master Trust.

Column (d) (cost) is not required for participant-directed accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Nielsen Company Savings Plan

Date: June 27, 2013	By:	/s/ Brendon Perkins
Brendon Perkins
Vice President, Global Benefits and Mobility